601 Lexington Avenue
New York, New York 10022

Christopher A. Kitchen
To Call Writer Directly:	(212) 446-4800	Facsimile:
(212) 446-4988		(212) 446-6460
christopher.kitchen@kirkland.com	www.kirkland.com

June 15, 2012

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:          Radiation Therapy Services, Inc.

Registration Statement on Form S-4

Filed May 24, 2012

File No. 333-181650

Dear Mr. Riedler:

On behalf of our client Radiation Therapy Services, Inc., a Florida corporation (the “Issuer”) and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), supplemental material to the above-captioned Registration Statement on Form S-4 of the Issuer, filed on June 12, 2012 (as amended, the “Registration Statement”).

The supplemental material to the Registration Statement is furnished in response to the comment letter to Bryan J. Carey, Chief Financial Officer of the Issuer, dated May 24, 2012, from the staff of the Commission (the “Staff”).  The numbered paragraph below sets forth the Staff’s comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-4

General

1.                                       Staff’s comment:  We note that your parent guarantor and subsidiary guarantors in some circumstances will be released from their obligations to guarantee the notes issued in your offering including, as set forth on page 210, “otherwise as set forth in the Intercreditor Agreement.” Please provide us with a copy of the Form of Intercreditor Agreement and

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

expand your disclosure to describe the particular circumstances or conditions that would give rise to a release of a guarantor pursuant to the terms of the Intercreditor Agreement.

Response:  In response to the Staff’s comment, the Issuer advises the staff that it has provided a copy of the Intercreditor Agreement, dated as of May 10, 2012, as Exhibit 10.125 to Amendment No. 1 to the Registration Statement and that the Intercreditor Agreement does not in fact provide for the release and discharge of any Guarantee by a Guarantor.  The Issuer further advises the Staff that it has revised the disclosure on page 211 of the Registration Statement accordingly.

2.                                       Staff’s comment:  We note that you are registering the 8 7/8% exchange of your Senior Secured Second Lien Notes due 2017 in reliance on our position enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley & Co. Incorporated and Shearman & Sterling no-action letters.

Response:  In response to the Staff’s comment, the Issuer advises the Staff that it is providing the Staff supplementally herewith a letter stating that the Issuer is registering the exchange offer in reliance on the Staff’s position contained in the above-mentioned no-action letters which includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.  Such letter has also been filed with the Commission.

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In addition, the Issuer hereby acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4988.

Sincerely,

/s/ Christopher A. Kitchen
Christopher A. Kitchen

cc:           Bryan J. Carey